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                   [LETTERHEAD OF IKON OFFICE SOLUTIONS, INC.]


                                                               February 13, 2006



Barbara C. Jacobs
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     IKON OFFICE SOLUTIONS, INC.
        REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-130513)

Dear Ms. Jacobs:

         Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant IKON Office Solutions, Inc. (the "Company") hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (the "Registration Statement") be declared effective at 2:00 p.m., Eastern Daylight Time, on Wednesday, February 15, 2006, or as soon thereafter as is practicable.

         In connection with the foregoing request, the Company acknowledges that
(i) should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         As soon as the Securities and Exchange Commission has declared such Registration Statement effective, please call Sarah S. Jones at Cravath, Swaine & Moore LLP at (212) 474-1365, and then send written confirmation to the addresses listed on the cover of the Registration Statement.



                                              Sincerely,



                                              /s/ Mark A. Hershey, Esq.
                                              ------------------------------
                                              Mark A. Hershey, Esq.
                                              Senior Vice President, General
                                              Counsel and Secretary